FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2011

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ✓    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____       No    ✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.

N/A

This Form 6-K consists of:

A press release regarding the achievement of 18.5% conversion efficiency for Maple solar cell technology in large volume production by JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on December 20, 2011.

JA Solar Achieves 18.5% Conversion Efficiency for Maple Solar Cell Technology in Large Volume Production

Maple Technology Powering Modules With Higher Power Output and Reduced Installation Cost

SHANGHAI, Dec. 20, 2011 (GLOBE NEWSWIRE) -- JA Solar Holdings Co., Ltd. (Nasdaq:JASO) ("JA Solar" or the "Company"), a leading manufacturer of high-performance solar power products, today announced that its high efficiency Maple solar cells have reached conversion efficiency levels of 18.5% in large volume production. The average conversion efficiency recorded for Maple cells in mass production is 18%, which is a new record for JA Solar and substantially higher than the industry standard average conversion efficiency for multi-crystalline solar cells of approximately 16.8%.

Maple technology features silicon crystals that are broader, flatter and have fewer grain boundaries than traditional multi-crystalline silicon. Utilizing an innovative process technology, JA Solar has been able to achieve conversion efficiency rates with Maple cells that are similar to those of mono-crystalline solar cells while maintaining the cost advantage of multi-crystalline processing technology. Maple cells can be applied in a variety of form factors that maximize power output and reduce installation costs. JA Solar now offers Maple modules in a 60-cell form factor with power output of 245W to 250W. Through further optimization, the Company expects to increase the power output of its Maple modules to the range of 255W to 260W in the first half of 2012, and to make these modules available to customers in large volume commercial quantities.

At the third annual Energy Enterprises Summit Forum in late November organized by the State-owned Assets Supervision and Administration Commission of the State Council (SASAC), JA Solar's Maple technology breakthrough was awarded the Annual Prize for Advances in Energy Technology. JA Solar is the first company in the photovoltaic industry to receive this award.

"We are very excited to reach this major milestone in the development of our high-efficiency Maple solar cell technology," said Dr. Peng Fang, CEO of JA Solar. "This success underlines JA Solar's position as an industry leader in solar cell technology innovation. Maple technology addresses the market's desire for cost effective higher power products at lower installation cost. It offers unrivaled value for customers looking to maximize power output with a cost-effective solution, and is ideally suited to space constrained application such as commercial rooftops. Customers have responded positively to Maple technology and JA Solar's new range of high-power modules. By continuing to offer best-in-class technology, superior product performance, and world-class customer service, we are confident that JA Solar offers the best value to our network of partners and customers."

Forward-looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit www.jasolar.com.

The JA Solar Holdings Co., Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8631

CONTACT: In China

         Martin Reidy
         Brunswick Group
         Tel: +86-10-5960-8600
         E-mail:jasolar@brunswickgroup.com

         In the U.S.

         Cindy Zheng
         Brunswick Group
         Tel: +1-212-333-3810
         E-mail:jasolar@brunswickgroup.com

Source: JA Solar Holdings Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Peng Fang
	Name:	Peng Fang
	Title:	Chief Executive Officer

Date: December 21, 2011